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FEB 26 2019 **ANNUAL AUDITED REPORT**

FORM X-17A-5

Washington, DC **PART III**

SEC FILE NUMBER
8-1369
8-01369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
_____
(No. and street)

Boston   MA   02110
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ettinger   (617) 760-1632
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, middle name)

200 Berkeley Street   Boston   MA   02116
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert Ettinger_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Putnam Retail Management, LP_____ , as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 26 2019

Washington, DC

_____
Signature

_____Vice President, Controller_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page and Report of Independent Registered Public Accounting Firm
- ☒ (b) Statement of Financial Condition and Notes to Financial Statement
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report [filed separately].
- ☒ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section (k)(1) of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Partners of
Putnam Retail Management Limited Partnership

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Our Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Notes 1, 2 and 6, the Partnership has significant transactions with its Parent and its affiliates. This financial statement may not necessarily be indicative of the financial position had the Partnership operated as an unaffiliated partnership. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 22, 2019

We have served as the Partnership's auditor since 1989.

<u>PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP</u>
<u>STATEMENT OF FINANCIAL CONDITION</u>
<u>DECEMBER 31, 2018</u>

<u>ASSETS</u>

Cash and cash equivalents	$ 42,590,016
Accounts receivable from Parent and affiliates, net (Note 6)	7,086,698
Accounts receivable from mutual funds for distribution plans	29,765,859
Prepaid expenses and other assets	5,438,437
TOTAL ASSETS	**$ 84,881,010**

<u>LIABILITIES AND PARTNERS' CAPITAL</u>

Liabilities	
Accounts payable and accrued expenses	$ 10,583,367
Commissions payable for distribution plans	17,631,857
Accrued compensation and employee benefits	5,415,971
Total liabilities	33,631,195
Commitments and contingencies (Note 7)	-
Partners' Capital	51,249,815
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$ 84,881,010**

The accompanying notes are an integral part of this financial statement.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership" or "PRM") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings", or "PUSH I"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings (the "Partners"). The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"). The U.S. dollar ($) is the functional and presentation currency of the Partnership.

The Partnership is a registered broker dealer whose primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the continued sale of the Funds' shares and the total value and composition of assets under management by Putnam Investment Management, LLC ("PIM"), an affiliate of the Partnership, which includes domestic and international equity and debt assets. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership, its Parent and its affiliates have significant interdependencies, as described in Notes 2 and 6. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the financial position that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make significant judgements involving estimates and assumptions regarding the potential outcome of litigation and other matters that affected the reported amounts in the financial statement and related disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, a money market sweep account and a time deposit. Cash equivalents have original maturities of three months or less on the date of acquisition and are carried at fair value.

Right of Setoff

Intercompany receivables and payables are offset and the net amount is presented in the Statement of Financial Condition. This presentation is used because the Partnership and its Parent and affiliates owe each other a determinable amount, the Partnership intends to set off the amount owed and the Partnership has the right to offset which is enforceable by law under a Putnam Master Netting Agreement.

Prepaid Expenses and Other Assets

Prepaid Dealer Commissions

Effective January 1, 2018, in conjunction with the implementation of the transfer pricing program, management determined it was appropriate for Class C share commissions to be capitalized and amortized at

3

the Partnership instead of PUSH I. This resulted in PUSH I contributing to the Partnership its unamortized prepaid dealer commission asset related to Class C shares of $1,566,006 (net of tax), as of January 1, 2018.

The Partnership capitalizes dealer commissions paid on certain Class A shares for which the up-front sales charge has been waived, as well as on the Class C shares. The net carrying value of the commissions of $4,302,394 as of December 31, 2018 is included in Prepaid expenses and other assets on the Statement of Financial Condition.

Other Assets

Also included in Prepaid expenses and other assets are assets that are capitalized and subsequently amortized over the period that benefits are received. Other assets consist primarily of net software intangible assets, which are amortized on a straight-line basis over the lesser of three years or estimated useful life.

Fair Value Measurements

The Partnership follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"). In accordance with ASC 820, fair value is defined as the price that the Partnership would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 - observable, unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date. Assets classified as Level 1 include the time deposit, and money market sweep account.
- Level 2 - other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quote prices that are observable or corroborated by observable market data).
- Level 3 - one or more significant inputs that are not based on observable market inputs and include situations where there is little, if any, market activity for the asset or liability.

There were no financial assets and liabilities categorized as Level 2 or 3 and no transfers between levels during the year.

Distribution Fees Receivable

Distribution fees owed to the Partnership by the Funds at the report date are recorded as Accounts receivable from mutual funds for distribution plans on the Statement of Financial Condition.

Distribution Fees Payable

Distribution costs owed by the Partnership at the report date are recorded as Commissions payable for distribution plans on the Statement of Financial Condition.

Income Taxes

The Partnership has elected to be taxed as a corporation under U.S. tax law. As such the Partnership and Parent participate in a written agreement ("Tax Sharing Agreement") with a U.S. affiliate of Lifeco, with which it files consolidated federal and certain combined state income tax returns. The U.S. affiliate assumes

ultimate responsibility for the payment of all federal and state income taxes in accordance with federal and state and local laws with respect to consolidated and/or combined returns. The Partnership is responsible for all taxes on separately filed returns. The Partnership accounts for income taxes on the modified separate return method on its separate company financial statement. Under this method, current and deferred tax expense or benefit is determined on a separate return basis, based on the financial position as presented herein, but consideration is given to taxable income or losses from other members of the affiliated group in evaluating the realizability of its deferred tax assets ("DTAs"). Additionally, the Partnership does not record unrecognized tax benefits related to transfer pricing positions where no uncertain tax positions exist in the consolidated tax filings.

The Partnership establishes a valuation allowance when it determines that realization of a DTA does not meet the more likely than not standard. A valuation allowance has been established against state net operating losses of $4,513,317, net of federal benefit.

The method of settling income tax payables and receivables among the U.S. consolidated group is subject to the Tax Sharing Agreement, whereby settlement is made on a modified separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the affiliated group which can lead to receiving a payment when none would be received from the jurisdiction had a separate company return been required.

The Partnership is included in the consolidated financial statements of the Parent. In accordance with the cash management corporate accounting policy between the Parent and the Partnership, the Partnership shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for income taxes that the Partnership discloses on its financial statement. A settlement is made via an intercompany transaction with the Parent. As a result of this cash management corporate accounting policy, the Partnership had no current or deferred tax liabilities or assets recorded on its Statement of Financial Condition at December 31, 2018. Rather, such amounts are offset with other intercompany balances with the Parent. The income tax balances reflected within the intercompany accounts are periodically settled at the separate company rate via a contribution from or a distribution to the Parent.

The calculation of the Partnership's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Partnership (1) records unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjusts these liabilities when the Partnership's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Partnership's current estimate of the unrecognized tax benefit liabilities.

(3) RISK MANAGEMENT

The Partnership has policies relating to the identification, measurement, monitoring, mitigating and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (interest rate and equity). These risks have been outlined below. Management is responsible for establishing regulatory capital procedures for implementing and monitoring

the capital plan. The Board of Directors of the Parent reviews and approves all material capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk for financial loss resulting from the failure of debtors making payments when due. The Partnership regularly reviews its credit exposure from each counterparty. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. These policies include, but are not limited to, dealing only with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due at December 31, 2018.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors, which include two types of risk for the Partnership: interest rate risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership, via the Parent, monitors interest rate risk by regularly assessing this risk and establishing policies and practices to protect against the adverse effects of these potential exposures. The Partnership's primary exposures to interest rate risk arise from revenue earned by the Partnership that is dependent on the debt portfolios of Putnam sponsored funds.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership, via the Parent has investment policy guidelines in place that provide for prudent investment in equity markets with clearly defined limits to mitigate price risk. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity portfolios of PIM sponsored funds.

(4) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the U.S. Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1.

The Partnership's net capital, as computed pursuant to SEC Rule 15c3-1), was $26,062,544 at December 31, 2018, which was greater than the required net capital of $2,242,081 by $23,820,463. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 1.29 to 1.

(5) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(1) thereof, as it does not introduce customer accounts, hold funds or securities for, or owe money or securities to, customers.

(6) TRANSACTIONS WITH PARENT AND AFFILIATES

The Partnership has significant interdependencies with its Parent and its affiliates, which are described below. The Partnership is responsible for and has established processes to identify all related parties and to disclose all significant transactions involving related parties.

Accounts Receivable from Parents and affiliates, net

The Partnership instructs third-parties to remit cash directly to the Parent or affiliates and instructs the Parent to disburse cash on its behalf. The receivables or payables on the Statement of Financial Condition represent amounts for which the Parent has yet to pay or receive on the Partnership's behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from Parent and affiliates, net represents the net of intercompany transactions between the Partnership, the Parent and affiliates due to (i) the above-mentioned receipt and payment of cash by the Parent on its behalf, (ii) the recording of allocated expenses and service fees, and (iii) the previously described Tax Sharing Agreement. As of December 31, 2018, the Partnership had a net intercompany receivable balance of $7,086,698, which is included in Accounts receivable from Parent and affiliates, net in the Statement of Financial Condition. The Partnership has an agreement with the Parent where if the Partnership at any point has a net intercompany payable balance, the Parent will forgive the debt. There was no forgiveness of debt for the year ended December 31, 2018.

Intercompany balances due from/(to) Parent and affiliates as of December 31, 2018 is comprised of the following:

	December 31, 2018
Non-interest bearing, unsecured receivable/(payable)	
Due to PUSH I	$ (32,830,364)
Due to Putnam Investor Services, Inc. ("PSERV")	(278,562)
Due from PIM	35,749,237
Due from Putnam Fiduciary Trust Company, LLC ("PFTC")	3,754,645
Due from The Putnam Advisory Company, LLC ("PAC")	687,105
Due from Putnam Investments Limited ("PIL")	4,637
Total accounts receivable from Parent and affiliates, net	**$ 7,086,698**

Prepaid Dealer Commissions

Sales commissions paid to brokers in connection with the sale of certain Class A shares and Class C shares are capitalized as Prepaid expenses and other assets on the Statement of Financial Condition and amortized by the Partnership.

As previously disclosed in Note 2, as of January 1, 2018, the Parent contributed the unamortized prepaid dealer commission asset related to Class C shares of $1,566,006 to the Partnership as a non-cash contribution-in-kind. The Partnership's Prepaid expenses and other assets and Partners' Capital balances were increased by this amount as a result of the non-cash contribution from the Parent.

Capital Contributions from the Parent

During the year ended December 31, 2018, the Parent contributed $25,000,000 of capital in the form of cash to the Partnership. There was no forgiveness of debt to the Partnership from the Parent during the year ended December 31, 2018.

Dividend-In-Kind to the Parent

During the year ended December 31, 2018, the Partnership distributed to the Parent $12,095,184 as a non-cash dividend-in-kind resulting from a group-wide exercise carried out by the Parent to reassign and settle historical intercompany balances between Putnam affiliates. The Partnership's Accounts receivable from Parent and affiliates, net and Partners' Capital balances were reduced by this amount as a result of the dividend-in-kind.

(7) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the financial position of the Partnership. In addition, the Partnership receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory

inquiries, and there are no such matters pending that the Partnership believes could have a material adverse effect on its results of operations, cash flows, or financial position.

(8) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2018 through February 22, 2019, the date this financial statement was available to be issued.

The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

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3/22/19